Exhibit 99.1

Commercial in Confidence

To: All Shareholders 3 June 2025 Dear Shareholders,	Grant Thornton Specialist Services (Cayman) Limited 2nd floor Century Yard, Cricket Square, PO Box 1044, Grand Cayman, KY1-1102 Cayman Islands T +1 (345) 949 8588 F +1 (345) 949 7120
Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”)
Cause No: FSD 106 of 2022 (IKJ)
Cayman Islands company number: 227732

Introductory Note
On 22 September 2022, the Grand Court of the Cayman Islands (the "Court") issued an order appointing Margot Maclnnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the "JPLs") of the Company pursuant to Section 104(2) of the Companies Act (as amended) ("Companies Act") of the Cayman Islands.
Application for Approval of the JPLs' Fees and Disbursements
On 28 May 2025, the JPLs filed a summons (the "Summons") seeking the Court's approval of, inter alia, their fees and disbursements pursuant to Section 104(5) of the Companies Act and the Insolvency Practitioners' Regulations (as amended) for the period 1 October 2023 to 30 September 2024 ("Second Fee Approval Period").
On 2 June 2025, the JPLs received confirmation from the Court registry that the Summons had been listed for hearing at 9:30am, Friday, 4 July 2025 (Cayman Islands time (UTC -5)) ("Hearing Date").
As part of the Summons, the JPLs have also applied for Court approval to dispense with the requirement to hold an extraordinary general meeting ("EGM"), which would ordinarily be held to consider resolutions relating to the JPLs' rates, fees and disbursements. Shareholders may recall that an EGM was convened for 16 April 2024, adjourned to 23 April 2024, and ultimately dissolved due to a lack of quorum. The JPLs are seeking the Court's approval to dispense with the requirement to hold an EGM on the basis that the underlying issues contributing to the lack of quorum remain unresolved. Considering this, and to avoid the time and costs associated with convening another EGM that may similarly be dissolved, the JPLs consider it appropriate to seek the Court's direction on this matter.
Stakeholder Queries
As the JPLs anticipate that no EGM will be held, the JPLs advise all shareholders that:
1)
Any shareholder who wishes to provide any comments or queries regarding the JPLs' rates, fees and disbursements for the Second Fee Approval Period should do so in writing to the JPLs by no later than 14 June 2025. Any communications should be sent by email to GCBCJPLs@uk.gt.com. To the extent appropriate, the JPLs intend to file a short affidavit with the Court in advance of the Hearing Date which addresses any comments or queries received.

Chartered Accountants. Grant Thornton Specialist Services (Cayman) Limited is a member firm of Grant Thornton International Ltd (GTIL) and a subsidiary of Grant Thornton UK LLP. GTIL and the member firms are not a worldwide partnership. Services are delivered by the member firms. GTIL and its member firms are not agents of, and do not obligate, one another and are not liable for one another’s acts or omissions. Please see grantthornton.ky for further details. Subject to local regulations.
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Commercial in Confidence

2)
Any shareholder who intends to appear at the hearing of the Summons must notify the JPLs and confirm their support or opposition to the orders being sought by no later than 16 June 2025 to ensure that the hearing of the Summons proceeds in an orderly manner.

Should any shareholder wish to receive a copy of the affidavit filed in support of the Summons, please contact the JPLs at GCBCJPLs@uk.gt.com. Please be advised that the JPLs may require satisfactory documentary evidence of your shareholding in the Company in order for you to receive access to the documentation. For the avoidance of doubt, this notice does not constitute a determination of, or imply acceptance of, any party's status as a shareholder, and it is without prejudice to any party's right to challenge any alleged share issuance by the Company.

Yours faithfully,
for and on behalf of
Global Cord Blood Corporation (In Provisional Liquidation)

/s/ John Royle

John Royle
Joint Provisional Liquidator of the Company by
Order of the Grand Court of the Cayman Islands

Digitally signed by Advance Performance Exponents Inc Date: 2024.07.17 14:59:13 -05:00 Reason: Apex Certified Location: Apex

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IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO FSD 108 of 2022 (IKJ)

IN THE MATTER OF THE COMPANIES ACT (2025 REVISION)

AND IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)

SUMMONS

LET ALL PARTIES CONCERNED attend before Judge in Chambers, at the Law Courts, George Town, Grand Cayman on Friday, 4 July 2025 at 9:30 am, on the hearing of an application by the Joint  Provisional Liquidators of Global Cord Blood Corporation (in Provisional Liquidation) (the "Company") for orders and directions that:
1.
The increase in the hourly rates (with effect from 1 April 2025) charged by the Joint Provisional Liquidators under the remuneration agreement approved by the Order of the Court dated 30 July 2024 be approved (the "Increased Rates");

2.
The Joint Provisional Liquidators' remuneration of US$2,517,276 incurred during the period 1 October 2023 to 30 September 2024 ("Second Fee Approval Period") be approved and paid out of the assets of the Company;

3.	The requirement to hold an Extraordinary General Meeting for the purposes of approving (i) the JPLs' Increased Rates and (ii) the Joint Provisional Liquidators' remuneration for the Second Fee

THIS SUMMONS was filed by Campbells LLP, attorneys for the JPLs, whose address for service is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (Ref: LMF/LYU/00621-41817)

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 Approval Period pursuant to the Insolvency Practitioners' Regulations (as amended) be dispensed with;
4.	The costs of this application be paid from the liquidation estate as an expense of the provisional liquidation; and
5.	Such further and/or other relief as this Honourable Court deems fit.
Dated this 28th day of May 2025

CAMPBELLS LLP
Attorneys at law for the Company and the Joint Provisional Liquidators

To:	The Registrar of the Financial Services Division
And To:	The Company's shareholders and/or purported shareholders
Time Estimate:
The estimated length of the hearing of this Summons is one hour, unless the Court is minded to deal with the application administratively on the papers pursuant to paragraph B1 of the FSD Guide (second edition)

FSD2022-0108	2025-05-28